Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 4 DATED JANUARY 6, 2009

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008 as supplemented by Supplement No. 3 dated November 14, 2008. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offerings;

•	our recent investment in Two and Five Governor Park in San Diego, California; and

•	a risk factor related to our investment in Two and Five Governor Park.

STATUS OF OUR PUBLIC OFFERINGS

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of December 19, 2008, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 3,705,654 shares of our common stock, or approximately $36,797,400, including shares issued under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

INVESTMENT IN TWO AND FIVE GOVERNOR PARK

On December 19, 2008, our subsidiary, PRIP 5060/6310, LLC, and FPA Governor Park Investors, LLC, which we refer to as FPA GP Investors, formed a joint venture, FPA/PRIP Governor Park, LLC, which we refer to as FPA/PRIP Governor Park, to acquire Two and Five Governor Park located in San Diego, California from McMorgan Institutional Real Estate Fund I, LLC, an unaffiliated third party. We hold a 47.65% membership interest in FPA/PRIP Governor Park, and FPA GP Investors owns the remaining membership interest. FPA GP Investors is an affiliate of Fowler Property Acquisitions, LLC, which we refer to as Fowler Property Acquisitions, a San Francisco based real estate investment firm. Fowler Property Acquisitions is not affiliated with us, except that an affiliate of Fowler Property Acquisitions participates in another joint venture with us relating to Conifer Crossing located in Norcross, Georgia.

FPA Governor Park Associates, LLC, which we refer to as FPA Governor Park, a wholly owned subsidiary of FPA/PRIP Governor Park, completed the acquisition of Two and Five Governor Park on December 19, 2008, for a total purchase price of $13,000,000. Including funds earmarked for renovation and closing costs, the total capitalization for this investment was approximately $16,686,000. Our investment in FPA/PRIP Governor Park was $2,500,000, which was funded with proceeds from our follow-on offering. In connection with our investment, we paid an acquisition fee to our advisor of $119,271 pursuant to the terms of the advisory agreement. We will also pay our advisor an annual asset management fee of $23,854 pursuant to the terms of the advisory agreement, which is less than the maximum fee allowed.

Financing the Acquisition

In connection with the closing of the Two and Five Governor Park acquisition, FPA Governor Park obtained a seller-financed loan from MIREF Governor Finance, LLC, an affiliate of McMorgan Real Estate Fund I, LLC, in the amount of $11,440,000 as evidenced by a promissory note. The loan bears interest at a fixed rate of 7.0% and has a two-year primary term which matures on December 19, 2010. The loan has two, one-year extensions which may be exercised if, among other things, the properties have (1) a debt service coverage ratio of 1.2 or better and (2) a loan to value ratio of no more than 70.0% based on an appraisal. Each extension is subject to an extension fee equal to 1.5% of the outstanding principal balance. The loan is prepayable at any time prior to its maturity, subject to an exit fee equal to 1.0% of the principal being repaid. The loan is secured by a mortgage on the property. In addition, the loan is guaranteed by Gregory A. Fowler, a management committee representative of FPA GP Investors, but only upon the occurrence of certain limited events.

Of the $11,440,000 in loan proceeds, approximately $8,330,000 was funded at closing. The remaining $3,110,000 is available to fund future costs and expenses consisting of $811,000 for operating deficits including interest expense, $880,000 for capital expenditures and $1,419,000 for tenant improvements and leasing commissions.

The Properties

Two and Five Governor Park are two steel frame office buildings located in the Governor Park office park in suburban San Diego, California. Two Governor Park, located at 6310 Greenwich Drive, San Diego, California 92122, is a Class-B two-story office building that was developed in 1985. It has 22,470 square feet of rentable area and sits on a 1.41 acre site. Five Governor Park, located at 5060 Shoreham Place, San Diego, California 92122, is a Class-B three-story office building that was developed in 1989. It has 53,048 square feet of rentable area and sits on a 2.96 acre site. The two buildings were 36.8% leased at closing. Subsequent to the purchase, FPA Governor Park executed two additional leases for a total of 14,671 square feet which brought the leased square footage of the buildings to 56.0% as of December 22, 2008.

Management believes the buildings are well-suited for smaller tenants. Each lease is specific to an individual office suite. Collectively, the suites are leased subject to the terms of a standard lease form. Individual leases generally have a term of two to five years. The largest tenant is The Regents of the University of California which leases a total of 14,671 square feet at $26.16 per square foot per year for a period of five years with 3.0% annual increases.

For 2007, the percentage occupancy rate and average effective annual rent per square foot for Two and Five Governor Park were 37.0% and $25.68, respectively. For 2008, the percentage occupancy rate and average effective annual rent per square foot for Two and Five Governor Park were 36.8% and $26.60, respectively. No other information regarding the past percentage occupancy rate and average effective annual per square foot for Two and Five Governor Park is available.

The following is a schedule of lease expirations and related information for the next five years. There are no leases expiring after 2013.

Year	Number of Tenants Whose Leases Are Expiring	Total Square Feet Covered by Such Leases	Annual Rent Represented By Such Leases (1)	Percentage of Gross Annual Rent Represented By Such Leases
2009	4	11,879	$312,828	28%
2010	1	2,707	$ 77,964	7%
2011	2	6,902	$180,408	16%
2012	1	6,274	$ 75,288	15%
2013	2	14,671	$176,052	34%

(1)	Based on monthly rents in effect as of December 31, 2008.

Two and Five Governor Park are located within San Diego’s “Golden Triangle,” which offers access to regional commuter arteries, I-5, I-805 and Highway 52. The properties have traditionally functioned as lower-cost locations for small sales and service firms that support the University of California, San Diego and research centers as well as financial service and technology businesses located throughout San Diego County. Governor Park offers regional road access, minimal community traffic congestion and economical rents.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Two and Five Governor Park is approximately $13,000,000. The real property component of Two and Five Governor Park will be depreciated on a straight-line basis using estimated useful lives of 39 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended June 30, 2008 on Two and Five Governor Park were $146,185 at a tax rate of 1.09816% of the tax assessor’s appraised value.

The Operating Agreement

On December 19, 2008, PRIP 5060/6310, LLC, our subsidiary, entered into an operating agreement with FPA GP Investors to form FPA/PRIP Governor Park.

We have structured our $2,500,000 investment as preferred equity. The operating agreement provides that we will receive a 9.0% preferred return, to be paid monthly from operating cash flow before distributions to FPA GP Investors. To provide assurance that there will be funds available to pay our preferred return, FPA/PRIP Governor Park set aside a reserve of $225,000 to be used as needed to cover the 9.0% preferred return to us until depleted. FPA Governor Park also entered into a master lease with Trinity Property Consultants, LLC, an affiliate of Fowler Property Acquisitions and the property manager for the two buildings, for the balance of the unleased space for a term of 48 months. The master lease provides for a base rent of $18,750 per calendar month. We believe that the reserve and the base rent will be sufficient to enable the property cash flows to pay our 9.0% preferred return during the first four years of operations. After we receive our preferred return, our co-venture partner will receive the remaining operating cash flow.

The operating agreement provides for distributions of sale proceeds, if any, as follows. First, we will receive a 100% return of our equity investments. Second, we will receive distributions until we have received a 15.0% internal rate of return on our invested capital. Third, our co-venture partner will receive the remaining distributions.

FPA GP Investors is the operating member of the FPA/PRIP Governor Park; however, the operating agreement imposes certain limitations on its management authority. The operating member may not cause the joint venture to undertake activities or incur expenses that are not authorized by the operating budget. Additionally, the operating member’s authority is limited to: (1) procuring approved financing, (2) supervising the management, leasing and operation of the property, (3) coordinating, supervising and otherwise overseeing the sale, if any, of the property, (4) preparing and updating a business plan and operating budget for the joint venture, and (5) diligently conducting the day-to-day operations in accordance with the business plan and the operating budget.

Except in limited circumstances set forth in the operating agreement, neither of the members may freely transfer their interest in the joint venture without the consent of the other member.

The Property Management Agreement

Trinity Property Consultants, LLC has been designated as the property manager of Two and Five Governor Park pursuant to a property management agreement that provides for an initial one year term and automatic renewals for successive one year terms. Either party may terminate the property management agreement upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to 4.0% of the monthly gross revenues of Two and Five Governor Park.

RISK FACTOR RELATED TO INVESTMENT IN TWO AND FIVE GOVERNOR PARK

The “Risk Factors” section of the prospectus is hereby supplemented by the following additional risk factor:

Two and Five Governor Park is not fully leased and may not produce enough operating income to ensure we receive our 9.0% preferred return on our investment.

Based on the leases in place as of December 22, 2008, Two and Five Governor Park are 56.0% leased. At the current occupancy rate, there is insufficient operating income to pay us our 9.0% preferred rate of return. After the capitalized reserve for the preferred return is depleted, the master lease with Trinity Property Consultants will provide the only mechanism under which the 9.0% preferred rate of return will be paid to us unless the occupancy of the building improves over the next four years. If the occupancy rate has not increased by the expiration of the four-year term on the master-lease, there may not be enough funds to pay our preferred rate of return.